

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15005472

DIVISION OF
CORPORATION FINANCE

February 11, 2015

No Act
PE 12/9/14

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-11-15

Linda E. Jolly
Corning Incorporated
jollyle@corning.com

Re: Corning Incorporated
Incoming letter dated December 9, 2014

Dear Ms. Jolly:

This is in response to your letter dated December 9, 2014 concerning the shareholder proposal submitted to Corning by Holy Land Principles, Inc. on behalf of James Boyle. We also have received a letter on the proponent's behalf dated December 31, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

February 11, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Corning Incorporated
Incoming letter dated December 9, 2014

The proposal requests that the board make all possible lawful efforts to implement and/or increase activity on each of the eight principles specified in the proposal.

We are unable to concur in your view that Corning may exclude the proposal under rule 14a-8(i)(5). Based on the information presented, we are unable to conclude that the proposal is not "otherwise significantly related" to Corning's business. Accordingly, we do not believe that Corning may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that Corning may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Corning's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that Corning has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Corning may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164

Email: pmneuhauser@aol.com

December 31, 2014

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted to Corning Incorporated

Dear Sir/Madam:

I have been asked by Mr. James Boyle (and Holy Land Principles, Inc.) (hereinafter referred to as the "Proponent"), who is the beneficial owner of shares of common stock of Corning Incorporated (hereinafter referred to either as "Corning" or the "Company"), and who has submitted a shareholder proposal to Corning, to respond to the letter dated December 9, 2014, in which Corning contends that the Proponent's shareholder proposal may be excluded from the Company's year 2015 proxy statement by virtue of Rules 14a-8(i)(5) and 14a-8(i)(10).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Corning's year 2015 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponent's shareholder proposal requests the Company to adopt a code of equal employment opportunity standards known as the Holy Land Principles.

BACKGROUND

It is extensively reported that there is widespread discrimination in employment in Israel. But rather than cite the numerous reports and studies available on the internet, it is more than sufficient to quote from the most recent (2013) United States Department of State Country Reports on Human Rights Practices (the "Report"). The Executive Summary of the human rights report on Israel notes that "[o]ther human rights problems included institutional and societal discrimination against non-Orthodox Jews and some minority religious groups".

This conclusion is fleshed out in the detailed subsection of the full report entitled "National/Racial/Ethnic Minorities" which is a subsection of Section 6 of the Report ("Discrimination, Societal Abuses and Trafficking in Persons"). That subsection begins as follows: "Arab citizens faced institutional and societal discrimination."

As far as discrimination in employment is concerned, the State Department Human Rights report stated:

> A June 2012 report published by the [Israeli] Prime Minister's Office stated that 22 percent of employers indicated that they discriminated against Arab applicants in the hiring process.

The Report also noted that the government itself was attempting to counter the widespread employment discrimination by establishing "affirmative action policies for Arabs and Druze in the civil service".

The Report also notes that most Arab citizens are exempt from mandatory military service, but that "[c]itizens who do not perform military service enjoyed fewer societal and economic benefits and sometimes were discriminated against in hiring practices". In addition, they "generally were ineligible to work in companies with defense contracts or in security-related fields if they had not served in the military".

Elsewhere in Section 6 (in the subsection entitled "Women"), it was noted that "Women's salaries averaged 66 percent of men's in 2012, according to government statistics."

In short, it can safely be asserted that there is widespread employment discrimination against Arabs and others in Israel, despite official government policy to the contrary.

Rule 14a-8(i)(5)

The Holy Land Principles are modeled on, and very closely resemble, the McBride Principles which concerned religious discrimination in Northern Ireland and were the subject of numerous shareholder proposals prior to the political settlement in that country. In a large number of cases, registrants attempted to keep these shareholder proposals off their proxy statements on the grounds that their Northern Ireland operations "related to less than 5%" of their economic activities. Such attempts were almost universally unsuccessful since the proposals were "otherwise significantly related to the company's business". *Mobil Corporation* (February 7, 1990) ("The Division is unable to concur in your view as to the applicability of rule 14a-8 (c) (5). In arriving at this position, the staff has particularly noted that while the subject matter of the proposal relates to an arguably economically insignificant portion of the Company's business, the issues raised by the proposal (inter alia, equal opportunity and employment practices) indicate that the proposal is otherwise significantly related to the Company's business. Accordingly, we do not believe the Company may rely on rule 14a-8(c) (5) as a basis to omit the proposal."); *Fruehauf Corporation* (February 3, 1989) (identical language used by the Staff), affirmed on reconsideration, *Fruehauf Corporation* (February 24, 1989); *The TJX Companies, Inc.* (April 1, 1999) ("the issues raised in the proposal, including employment discrimination, appear to involve matters that are otherwise significantly related to TJX's business"); *Toys "R" Us, Inc.* (April 8, 1999) (same Staff phraseology); *V.F. Corporation* (January

8, 1986). See also *Sonoco Products Corporation* (February 22, 1989) (non-McBride proposal to review "company's equal employment policy and practices", "plant locations" and "ways to increase the number of jobs and the minority representation at the plants" in Northern Ireland); *Security Pacific Corporation* (January 30, 1990) (same); *V.F. Corporation* (February 19, 1987 (same); *The Boeing Company* (February 8, 1989); *The Boeing Company* (February 19, 1987). Similarly, shareholder proposals concerning the Sullivan Principles in South Africa could not be excluded under (i)(5)'s predecessor, (c)(5). See, e.g. *Hughes Tool Company* (January 13, 1986); *Oak Industries* (April 5, 1985).

In the instant case, the Proponent's shareholder proposal, like the McBride proposals, concerns equal employment opportunity and discrimination in employment in a nation where (as shown in the "Background" section, above) there is widespread discrimination in employment based on religion and ethnic origin.

In addition, as in the McBride situation, there is widespread violence between two religions. We believe that it is unnecessary to fully document this assertion, as there are constant reports of such violence in the press. For example, on the web pages of the *New York Times* it is possible to obtain a chronological list of stories concerning Israel carried in that paper. (topics.nytimes.com/news/international/countriesandterritories) An examination of that list shows the following items in the past five weeks:

Dec 30: Palestinian teenager shot and killed by Israeli military in connection with group throwing rocks.
Dec 26: Eleven year old Israeli girl seriously injured by firebomb.
Dec 25: Sniper attack at Gaza border results in death of one Palestinian militant and wounding of Israeli soldier.
Dec 20: Rocket attack on Israel from Gaza results in Israeli airstrike.
Dec 17: Israel police arrest ten members of Jewish extremist group for incitement of violence against Arabs; three had earlier been charged with arson.
Dec 17: Clashes in connection with a military operation result in shooting of one Palestinian and wounding of another.
Dec 15: Israeli police say fire at mosque was due to electrical fault; Palestinians claim it was arson by Jewish extremists.
Dec 13: Palestinian man throws acid on six Israelis; he is shot and wounded by Israeli passer-by.
Dec 12 and Dec 11 (two articles): Prominent Palestinian Authority

dies after inhaling tear gas and being shoved and struck in the chest at demonstration; Israeli pathologist says he died of heart attack caused by stress; Palestinian pathologist says died as a result of violence and not from natural causes.

Dec 10: Israelis charge man with illegal weapons possession, saying he intended terrorist attacks on Islamic holy sites.

Dec 7: Israeli military orders eight additional criminal investigations into conduct of its forces in Gaza war.

Dec 4: Palestinian teenager shot and wounded after stabbing two Israelis at supermarket.

Dec 2: Palestinian woman shot and wounded after stabbing Israeli.

Nov 29: Two Palestinian demonstrators shot and wounded.

Nov 28: Israel accuses Hamas of planning terrorist attacks.

Nov 25: Three Arabs arrested for stabbing two Jews in Jerusalem.

Some other notable examples of recent inter-religious violence include an attack in November by two Palestinians on a synagogue in Jerusalem that killed four worshipers and wounded several others. The Palestinians were shot after killing a policeman. On October 22 a Palestinian drove his car into a crowd killing a three month old baby and a woman and a couple of weeks later another Palestinian drove his car into a crowd, killing one and wounding thirteen. Earlier, in August, a Palestinian rammed a bus, killing one and injuring five. Similarly, Jews have attacked Palestinians who have been traveling or walking in Jerusalem.

The latest Gaza war was set off after the revenge kidnapping and burning alive of an Arab in July after three Israeli teenagers had been kidnapped and killed in late June. There followed rocket attacks into Israel from Gaza, and then attacks on Gaza by the Israeli military. Eventually, according to the BBC, there were 5,226 Israeli airstrikes and 4,591 rockets fired on Israel from Gaza; and in fifty days of fighting, 2,104 Gazans and 73 Israeli were killed, 10,224 Gazans injured and 475,000 displaced with 17,200 homes destroyed or severely damaged. (www.bbc.com/news/world-middle east- 28252155.)

Finally, there is widespread concern about human rights. Although the country of Israel itself is usually considered to have a relatively good record on human rights (see, e.g., Freedom House ranking or the Economist's Intelligence Unit's rankings), there has been worldwide human rights condemnation about its activities in the Occupied Territories of the West bank and its blockade of Gaza. Thus the Executive Summary of the State Department's Human Rights Report on the Occupied territories states:

> Human rights problems related to Israeli authorities included reports of excessive use of force against civilians, including killings; abuse of Palestinian detainees, particularly during arrest and interrogation; austere and overcrowded detention facilities; improper use of security detention procedures; demolition and confiscation of Palestinian property; limitations on freedom of expression, assembly, and association; and severe restrictions on Palestinians' internal and external freedom of movement. Violence by settlers against the Palestinian population continued to be a problem, as did inconsistent punishment of these acts by Israeli authorities. The IDF [Israeli Defense Force] maintained restrictions on movement into and out of the Gaza Strip and largely limited the travel of Palestinians out of Gaza to humanitarian cases, in addition to some business travelers.

As a result of the continued Israeli harsh occupation of the West Bank and its blockade of Gaza, the continued presence of American companies in Israel has become controversial. The June 21, 2014, edition of The New York Times reported that the Presbyterian Church has voted to divest from certain companies doing business with Israel and that in doing so it joined other churches, including The Mennonite Central Committee, the Quakers and the pension board of the United Methodist Church. Wikipedia report a widespread worldwide campaign, endorsed by Archbishop Desmond Tutu, who had led the campaign against apartheid in South Africa, to divest from companies involved with Israel. Wikipedia also reported on a concomitant boycott campaign, as well as the fact that the Church of England has voted to divest from Israel.
(http://en.wikipedia.org/wiki/Divestment_from_Israel.

We therefore believe that the Holy Land Principles, just as did the McBride Principles, raise issues that are "otherwise significantly related to the company's business" when that company operates not only in a discriminatory environment, but also one that is highly controversial for the reasons set forth above.

It is therefore not surprising that the Staff rejected a registrant's attempt to exclude a proposal calling for reductions in its investments in Israel, refusing to apply Rule 14a-8(i)(5) when the company had clearly met that subsection's economic test, thus finding that the proposal was otherwise significantly related to its business. *Bank of America Corporation* (January 12, 2007). The letters cited by the Company are not contrary to the *Bank of America* letter since each of them is readily distinguishable. Thus, in *American Telephone and Telegraph Co.* (January

30, 1992) the Staff rejected the shareholder proposal on the explicit ground that, in the Staff's words, "the policy issue raised by the proposal, Israel's treatment of Palestinians, is not significant, and in fact is not related, to the Company's business". In contrast, the Proponent's proposal concerns the employment practices of Corning, a policy issue directly related to Corning, and not Israel's treatment of Palestinians. Similarly, in *Motorola, Inc.* (December 22, 1994),the Staff rejected the shareholder proposal on the explicit grounds that, in the Staff's words, "the policy issue raised by the proposal, Israeli settlements in the Occupied Territories, is not otherwise significantly related to the Company's business." In contrast, the Proponent's proposal concerns the employment practices of Corning, a policy issue directly related to Corning, and not to Israeli settlements in the Occupied Territories. Finally, in *Hewlett-Packard Company* (December 9, 2002), the proposal at issue requested, *inter alia,* that the registrant send letters to the Prime Minister of Israel and to the leaders of the Israeli Parliament objecting to Israel's violation of human rights standards and U.N. resolutions. It is therefore clear that the thrust of the proposal was a protest against the state of Israel's alleged failure to comply with international norms. In contrast, the Proponent's proposal concerns the employment practices of Corning.

For the foregoing reasons, the Company has failed to carry its burden of proving that the Proponent's shareholder proposal is excludable by virtue of Rule 14a-8(i)(5).

Rule 14a-8(i)(10)

The burden of proof is on the Company to establish that it has substantially implemented the Proponent's shareholder proposal. Rule 14a-8(g).

It is well established that the existence of generalized policies cannot moot a request that a registrant adopt specific policies adapted to a specific problem. See, e.g., *Wal-Mart Stores, Inc.* (April 3, 2002) (as noted in the brief on behalf of the proponent, "the Division has viewed as proper shareholder action, such proposals as the Sullivan Principles, the CERES principles, the McBride Principles, and proposals containing global human rights standards, regardless of whether a company had an existing code of conduct in place"); *The TJX Companies, Inc.* (April 1, 1999) (McBride Principles); *Toys "R" Us, Inc.* (April 8, 1999); (McBride

Principles); *PPG Industries, Inc.* (January 22, 2001); *Oracle Corporation* (August 15, 2000); *Security Pacific Corporation* (January 30, 1990).

Moreover, when a comparison is made of what the Proponent's proposal actually requests with the various codes of conduct adopted by the Company, it is apparent that the company has not "substantially implemented" the proposal. The proposal requests the Company to take eight specific actions in the Holy Land. The Company fails to assert that it has in any way adopted the actions listed in the proposal as Principles 2, 3, 5, and 8. An utter failure to even attempt to implement 50% of the proposal cannot possibly be substantial implementation of the proposal. In addition, even with respect to the remaining four Principles, the Company has not fully implemented them. For example, with respect to Principle 7, although the Company has not accepted the types of fiscal benefits describes, it apparently has no policy in place with respect to this matter. Similarly, there is no explicit policy with respect to Principle 6.

In contrast, in *The Talbots, Inc.* (April 5, 2002), the sole letter relied on by the Company, the registrant had taken each and every one of the six actions requested by the shareholder proposal.

Among the four Principles not addressed in any way by Corning is Principle 2, calling for affirmative action to redress imbalances in the workforce. We note that a failure to implement a similar provision resulted in the Staff's denial of a no-action request claiming that the registrant had substantially implemented a proposal with respect to its Northern Ireland operations. *Freuhauf Corporation* (February 24, 1989), affirming on reconsideration the earlier determination in *Freuhauf Corporation* (February 3, 1989).

Finally, we note that the test for the application of Rule 14a-8(i)(10) is whether the registrant has addressed the underlying concerns of the proponent. In the instant case, the underlying concern is to have the Company address the problem of employment discrimination in the Holy Land. Nothing in the Company's letter addresses this concern in any manner, shape or form.

For the foregoing reasons, the Company has failed to carry its burden of proving that the Proponent's shareholder proposal is excludable by virtue of Rule 14a-8(i)(10).

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Linda E. Jolly
Fr. Sean McManus
James Boyle

CORNING

Linda E. Jolly
Vice President and
Corporate Secretary,
Securities and Governance

Corning Incorporated
One Riverfront Plaza
MP-HQ-02-E10G
Corning, NY 14831

t 607 974 7430
f 607 974 6686
jollyle@corning.com
www.corning.com

December 9, 2014

Via E-Mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Corning Incorporated
Request to Omit Shareholder Proposal of Holy Land Principles, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), Corning Incorporated, a New York corporation ("Corning" or the "Company"), hereby gives notice of its intention to omit from its proxy statement and form of proxy for Corning's 2015 Annual Meeting of Shareholders (the "2015 Proxy Materials"), a shareholder proposal (including its supporting statement, the "Proposal") submitted by Holy Land Principles, Inc., on behalf of Mr. James Boyle (collectively, the "Proponent"). The Proposal and all other relevant correspondence with the Proponent are attached as Exhibit A.

The Company believes that it may properly omit the Proposal from the 2015 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2015 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission. A copy of this letter is being sent concurrently to the Proponent as notification of the Company's intention to omit the Proposal from the 2015 Proxy Materials.

I. Bases for Excluding the Proposal

The Company believes that the Proposal may be excluded from the 2015 Proxy Materials pursuant to:

(A) Rule 14a-8(i)(5), because the Proposal relates to operations that account for less than 5% of a Company's total assets, net earnings, and gross sales for the most recent fiscal year, and is not otherwise significantly related to the Company's business; and

(B) Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal.

(A) <u>Rule 14a-8(i)(5): Relevance</u>

Rule 14a-8(i)(5) permits the exclusion of proposals that are not significantly related to the registrant's business. Specifically, it permits the exclusion of a proposal that "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." Corning's operations in Israel are *de minimis*. The Company's Annual Report on Form 10-K for the year ended December 31, 2013 disclosed total assets of approximately \$28.4 billion as of December 31, 2013, net earnings of approximately \$1.9 billion, and gross sales of approximately \$7.8 billion. In 2013, the Company's operations located in Israel, which are the focus of the Proposal, accounted for less than 1 percent of each of the Company's total assets, net earnings, and gross sales. Additionally, the number of employees at the facility equates to less than 0.003 percent of our global headcount. We have no future plans that will significantly alter these percentages.

Additionally, the Proposal relates to matters which are not otherwise significantly related to Corning's business. The stated purpose of the Proposal is to "promote means for establishing justice and equality in Palestine-Israel," by proposing a set of equal opportunity employment practices to serve as guidelines for corporations in Palestine-Israel, with the goal of "achieving a lasting peace in the Holy Land -- with security for Israel and justice for Palestinians." This goal, regardless of its appeal, is essentially a political goal and is not otherwise significantly related to Corning's business.

The Staff has found that proposals regarding political issues are not otherwise significantly related to a company's business. See *American Telephone and Telegraph Co.* (avail. Jan. 30, 1992); *Motorola, Inc.* (avail. Feb. 21, 1995); and *Hewlett-Packard Company* (avail. Jan. 16, 2003). In American Telephone and Telegraph Co., the shareholder proposal requested that the company's board of directors take action "to phase out all sales of AT&T products and services to the state of Israel and Israeli businesses." The Staff permitted omission of the proposal, noting that (i) the company's revenue attributed to sales of products and services to Israel and Israeli businesses was a fraction of 1%, (ii) net income and assets attributable to such operations were substantially less than 1%, and (iii) "the policy issue raised by the proposal, Israel's treatment of Palestinians, is not significant, and in fact is not related, to AT&T's business." Several years later, another proposal requested that Motorola

Inc.'s board of directors establish a policy to prohibit sale and services to any settlement, including persons residing in those settlements, located in the "Occupied Territories" where Israeli settlements exist. See *Motorola, Inc.* (avail. Feb. 21, 1995). In its concurrence with the exclusion of the proposal, the Staff explained that the company satisfied the economic tests under Rule 14a-8(i)(5) and reiterated that "the policy issue raised by the proposal – Israeli settlements in the Occupied Territories – is not otherwise significantly related to the Company's business." In *Hewlett-Packard Company*, the proposal requested that the company relocate or close its offices in Israel, divest itself of land owned in Israel, and write letters to Israeli officials explaining why the company could not maintain its presence. Once again, in permitting exclusion of the proposal, the Staff noted that the company satisfied the economic tests under Rule 14a-8(i)(5) and found that the proposal was not "otherwise significantly related to the Company's business."

As was the case in the situations referenced in the preceding paragraph, the Proposal does not evidence a significant connection between Corning's *de minimis* operations in Israel and Corning's business as a whole. Instead, the Proposal addresses the general political goal of the Proponent. Additionally, since Corning began operations in Israel two years ago, it has never directly (or to its knowledge, indirectly) supported or permitted any discriminatory or unjust practices – in employment or otherwise. As discussed in more detail below, Corning has global non-discrimination and equal employment opportunity policies in place. Because there is no evidence that Corning's operations have contributed to or supported any of the purported injustice or inequality the Proponent seeks to remediate, there appears to be absolutely no connection between Corning's operations and the Proponent's Proposal. Finally, inasmuch as the Proposal directs the Company to identify underrepresented groups, work with governmental and community authorities, and support local initiatives to eliminate disparities among national, racial, ethnic and religious groups in government spending on education, training, access to health care and housing, these are matters unrelated to the business of the Company. As such, we believe the Proposal is excludable under Rule 14a-8(i)(5).

For the reasons set forth above, as well as the reasons set forth in Corning's discussion of Rule 14a-8(i)(10), relating to its substantial implementation of non-discrimination policies, the Company believes the Proposal may be omitted from its 2015 Proxy Materials.

(B) <u>Rule 14a-8(i)(10): Substantial Implementation</u>

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal, "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976). The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991). In order to meet this standard and exclude a shareholder proposal on the basis of substantial implementation, Rule 14a-8(i)(10) requires that a company's actions have satisfactorily addressed the proposal's underlying concerns and essential objective. See *Pfizer Inc.* (avail. January 11, 2013, recon. avail. March 1, 2013); *The Coca-Cola Company* (avail. January 25, 2012, recon. avail. February 29, 2012); *Exelon Corporation* (avail. February 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. January 17, 2007).

In applying this policy, the Commission has made clear that substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective, even if a company has not implemented every detail of a proposal. See 1983 Release; see also the *Coca-Cola Company* (avail. January 25, 2012, recon. avail. February 29, 2012); *Duke Energy Corp.* (avail. February 21, 2012); *Starbucks Corp.* (avail. Dec. 1, 2011); *Exelon Corp.* (avail. Feb.26, *2010); General Electric Company* (avail. December 24, 2009) To the extent the objective of the Proposal is equal opportunity employment at Corning's facility in Israel, Corning's global non-discrimination and equal employment policies, as further described below, satisfactorily address the Proposal's objective. Therefore, we believe that the Proposal is excludible under Rule 14a-(8)(i)(10).

The Proponent's supporting statement states that the Proponent believes that "Corning Incorporated benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions." Corning agrees with this statement, as evidenced by its existing policies, which are fully consistent with it. The Company's non-discrimination and equal employment opportunity policies are applicable to all Corning employees at all of its operations and facilities, including the facility in Israel. These policies are publicly available:

- Code of Conduct:
  http://www.corning.com/WorkArea/showcontent.aspx?id=29265
- Diversity and Innovation Policy:
  http://www.corning.com/careers/diversity_innovation.aspx
- Our Values: http://www.corning.com/about_us/our_values.aspx

The Company's existing policies and training programs substantially implement the Proposal under Rule 14a-8(i)(10). Specifically, the Company's Global Code of Conduct (the "Code of Conduct"), the Company's Values (the "Values"), the Company's Diversity and Innovation Policy (the "Diversity Policy"), and the Company's mandatory Code of Conduct Training address the Proposal's essential objective of adhering to "equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic, or religious identity."

- *"Valuing the Individual" Provisions of the Company's Code of Conduct Provide for Hiring (and Termination)Based on Ability, Skill and Performance*

The Company's Code of Conduct, with which every employee is required to comply and with which each salaried mid-level supervisor (i.e., all hiring supervisors) is required to certify compliance annually, provides that: "Corning hires and promotes employees on the basis of their ability, skill, and performance as it relates to the company's business needs. Wherever we do business, we will comply with all ethical and legal standards in the recruitment, selection, retention, and promotion of our employees. We will apply these same standards when discipline or termination is necessary." Our existing policies require applicants to be hired based on their skills, experience, and qualifications for the relevant position. Prior military experience is not a pre-requisite for any position at the Company. Thus, the Proposal's objective to adhere to equal and fair employment practices has been implemented.

- *"Valuing the Individual" Provisions of the Company's Code of Conduct Prohibit Discrimination on the Basis of Nationality, Race, Ethnicity, or Religion*

  The Code of Conduct further provides that "Corning does not condone or tolerate any form of discrimination or harassment… Corning has a zero tolerance policy against harassment of any kind, including any action in the workplace that intimidates, insults, offends, or ridicules an employee because of race, color, gender, age, religion, national origin, sexual orientation, gender identity or expression, disability, or veteran status. This policy applies to all employees in all company locations…." This means discrimination is prohibited in the hiring, day-to-day employment, and termination processes at Corning. The Company's Code of Conduct implements the Proponent's objective of equal and fair employment.

- *Our Diversity and Innovation Policy Supports the Objective of Hiring from the Widest Talent Pool*

  Corning seeks to create a diverse employee group, as we believe diversity is instrumental to our success. The Company's Diversity and Innovation Policy provides that "Successful global innovation at Corning depends on diversity of thought, experience, background and the unique traits of individuals working in a collaborative, inclusive culture… Diversity is a competitive advantage that advances the innovation process at Corning. We know that from diverse talent come diverse ideas that drive the next great innovation…Diversity is essential to Corning because of its unique identity as a company that grows through global innovation. Diverse ideas, experiences, and perspectives are the foundation of successful innovation at Corning." Accordingly, the Proponent's objective of encouraging Corning to hire from the widest talent pool has been previously implemented.

- *Our Values Acknowledge the Benefits of a Diverse Employee Pool*

  The Company's Values define its relationships with employees, customers, and the communities in which the Company operates around the world. One of these Values is "the Individual," which acknowledges Corning's belief "in the fundamental dignity of the individual. Our network consists of a rich mixture of people of diverse nationality, race, gender, and opinion, and this diversity will continue to be a source of our strength. We value the unique ability of each individual to contribute, and we intend that every employee shall have the opportunity to participate fully, to grow professionally, and to develop to his or her highest potential." Again, our existing policies and philosophy have substantially implemented Proponent's objective of maintaining a "work environment that is respectful of all national, racial, ethnic and religious groups."

- *The Company's Code of Conduct Training, Which is Mandatory for all Employees, Covers Anti-Discrimination Training*

  As part of the Code of Conduct Training required for all Company employees, participants are instructed that discrimination based on race, color, gender, age, religion, national origin, sexual orientation, gender identity or expression, disability, veteran status, or any other legally protected status is strictly prohibited. Corning's zero tolerance policy for discrimination applies to all employees and all facilities, including Israel. The Company's Code of Conduct Training trains all employees in the Proponent's objective of equal and fair employment.

The Proponent requests that the Company "adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic, or religious identity." The Company's Code of Conduct and Code of Conduct Training each address and prohibit discrimination based on any such traits. Given that the Proposal requests that the Company amend its policies to prohibit discrimination "based on national, racial, ethnic, or religious identity," and "maintain a work environment that is respectful of all national, racial, ethnic and religious groups" the proposal has been substantially implemented by virtue of the Company's equal opportunity and anti-discrimination policies that prohibit discrimination in "any form."

Additionally, we note that since beginning operations in Israel, Corning has not accepted, and has no plans to accept any subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic, or religious group over another.

The Staff has concurred that a company may exclude a proposal as substantially implemented when the proposal requests that the company take an action that is a subset of a practice or policy already in place at the company. For example, in *Talbots Inc.* (avail. Apr.

5, 2002), the Staff permitted the company to exclude, as substantially implemented, a proposal that requested the company adopt a code of corporate conduct based on the United Nation's International Labor Organization human rights standards, despite the proponent's view that Talbots' "anti-discrimination provision is not as comprehensive as the one in the proposal as it does not specifically mention political opinion or social origin." Talbots argued, and the Staff concurred, that while its code of conduct did not specifically use the words "political opinion or social origin," its code covered "anti-discrimination, in all aspects." Similarly, the Proposal requests that the Company's anti-discrimination policy enumerate specifically with respect to Israel-Palestine what the Company's policies and training programs already require regarding equal and fair employment practices. Therefore, the Company has substantially implemented policies and programs that address the underlying concerns and essential objectives of the Proposal through the prohibition of any form of discrimination as required by Code of Conduct, the Values, and the Code of Conduct Training.

II. Conclusion

Based on the analysis set forth above, and consistent with the Staff's prior determinations in the no-action letters cited above, Corning respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2015 Proxy Materials.

If you have any questions or require additional information, please do not hesitate to contact me at (607- 974-7430; jollyle@corning.com). Thank you for your attention to this matter.

***

Sincerely,



Linda E. Jolly

Attachments

cc: Fr. Sean McManus, Holy Land Principles, Inc.
Barbara J. Flaherty, Holy Land Principles, Inc.
Mr. James Boyle

Exhibit A

Holy Land Principles

American principles following American investment

President, Fr. Sean Mc Manus • Executive Vice President, Barbara J. Flaherty

Corporate Secretary
Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

May 29, 2014

Dear Secretary,

On behalf of Mr. James Boyle ***FISMA & OMB Memorandum M-07-16***), we are authorized to submit the following resolution which requests the Board of Directors of Corning Incorporated to implement the Holy Land Principles, and to report back to shareholders on implementation by the next annual meeting under Rule 14a-b of the General Rules and Regulations of the Securities Exchange Act of 1934.

We file this resolution because of our desire for a lasting peace in the Holy Land—with security for Israel and justice for Palestinians.

We believe that Corning Incorporated benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion. Implementation of the Holy Land Principles —which are both Pro-Jewish and Pro-Palestinian —will demonstrate Corning Incorporated's concern for human right and equality of opportunity in its international operations.

Verification of ownership for the investor is attached. Mr. James Boyle plans to hold the stock until at least the time of Corning Incorporated's next annual meeting, and we or our proxy plan to be at the meeting to present the Resolution.

Sincerely,





Fr. Sean Mc Manus
President

Barbara J. Flaherty
Executive Vice President

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107
Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org
Website: www.HolyLandPrinciples.org

John G. Comas, CFM
Managing Director

Private Client Group

Fifth Avenue Financial Center
717 Fifth Ave., 6th Floor
New York, NY 10022
212-415-8014
800-759-0727
Fax 212-415-7616


Merrill Lynch

May 28, 2014

Holy Land Principles, Inc.
608 3rd Street, Southwest
Washington, D.C. 10024-3102

RE Verification of Assets

To Whom It May Concern,

This letter serves as confirmation that James J. Boyle is currently a holder of 2000 Shares of Corning Inc. (GLW) since November 28, 2012. This information is based on the details of the account as of the close of business on May 27, 2014.

If you have any further questions, please feel free to contact me at 212 415 7632.

Sincerely,



Amelia Mc Cready
Client Associate to
John G. Comas

We are providing the above information as you requested. The information is provided as a service to you and is obtained from data we believe is accurate. However, Merrill Lynch considers your monthly account statements to be the official record of all transactions.

PALESTINE-ISRAEL—HOLY LAND PRINCIPLES

WHEREAS, Corning Incorporated has operations in Palestine-Israel;
WHEREAS, achieving a lasting peace in the Holy Land -- with security for Israel and justice for Palestinians -- encourages us to promote means for establishing justice and equality;
WHEREAS, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;
WHEREAS, Holy Land Principles, Inc. has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel. These are:
I Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic, or religious identity.
2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees to a level proportional to their representation in society.
3. Make every reasonable effort to ensure that all employees have the ability to easily, openly and equally travel to and access corporate facilities.
4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.
5. Work with governmental and community authorities, and support local initiatives to eliminate disparities among national, racial, ethnic and religious groups in government spending on education, training, access to health care and housing.
6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.
7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one racial, ethnic or religious group over another.
8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.
RESOLVED: Shareholders request the Board of Directors to:
Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

SUPPORTING STATEMENT

We believe that Corning Incorporated benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the Holy Land Principles -- which are both pro-Jewish and pro-Palestinian -- will demonstrate Corning Incorporated's concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns